Letterhead of William B. Larson
Senior Vice President and Chief Financial Officer
Commercial Metals Company
Post Office Box 1046
Dallas, Texas 75221-1046
6565 North MacArthur Blvd., Suite 800
Irving, Texas 75039
Phone: 214-689-4325
April 10, 2008
Via EDGAR and Federal Express
Mr. John Cash
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Commercial Metals Company
Form 10-K for the fiscal year ended August 31, 2007
File No. 1-4304
Dear Mr. Cash:
Commercial Metals Company (the Company) received your letter dated March 20, 2008 by fax on March 24, 2008. Per conversation with Mindy Hooker, Staff Accountant, on March 24th I requested and she agreed to allow a response by April 10, 2008. The Company submits the following response to your letter which for ease of reference is replicated by point.
Form 10-K for the fiscal year ended August 31, 2007
Notes to the Consolidated Financial Statements
Note 1. Summary of Significant Account Policies — Revenue Recognition, page 46
1.	We note your revenue recognition policy and have the following comments.
•	Please enhance your future disclosures to specifically address the four criteria necessary for revenue to be realized and earned in accordance with SAB Topic 13.1.
Response: The Company recognizes revenue in accordance with SAB Topic 13.1. The Company acknowledges the Staff’s comment and will address the four criteria necessary for revenue to be realized and earned in accordance with SAB Topic 13.1 in future filings as noted below:
The Company recognizes sales when title passes to the customer either when goods are shipped or when they are received based upon terms of the sale, there is persuasive evidence of an agreement or arrangement, the price is fixed or determinable and collectibility is reasonably assured.

Mr. John Cash
April 10, 2008

•	Your current accounting policy states, “When the Company estimates that a contract with a customer will result in a loss, the entire loss is accrued as soon as it is probable and estimable.” Please tell us more about the nature of these contracts and how you recognize revenue under these contracts. If you are accounting for these contracts under SOP 81-1, please address the need to disclose this fact as well as provide all the disclosures required by paragraphs 21, 45, 52, 65 though 67 and 84 of SOP 81-1.
Response: The Company enters into two main types of contracts. The first type of contracts are short-term, generally less than six months, and result in revenue being recognized when the contract is completed and the product is shipped. This type of contract is outside the scope of SOP 81-1 and represents the following type of transaction as defined in SOP 81-1:
Sales by a manufacturer of goods produced in a standard manufacturing operation, even if produced to buyers’ specifications, and sold in the ordinary course of business through the manufacturer’s regular marketing channels if such sales are normally recognized as revenue in accordance with the realization principle of sales of products and if either costs are accounted for in accordance with generally accepted principles of inventory costing.
The second type of contracts are long-term and result in revenue and cost being recognized over the term of the contract. We use the percentage-of-completion method of accounting for this type of contract in accordance with SOP 81-1. However, our total sales accounted for under the percentage-of-completion method represented approximately 2.3%, 2.3% and 2.0% of our total sales for the fiscal years ended August 31, 2007, 2006 and 2005, respectively. As a result, we do not believe the additional disclosure requirements of SOP 81-1 would be particularly helpful to investors for us to add to future filings. However, in the event that these types of contracts become increasingly material, we will adjust our future filings to include all disclosure requirements of SOP 81-1.
•	You disclose in the first paragraph on page seven that you “...occasionally offer assistance to producers by arranging structured finance transactions...” Please more fully explain these transactions and how you account for these arrangements, citing specific accounting literature. Address the need to disclose these transactions in your financial statements.
Response: Raw material and finished goods suppliers with strong market potential but lacking the access to development capital occasionally turn to CMC and a financing institution (generally a bank) with experience in “structured” financing. The “structure” is an advance by the financing institution that allows the supplier to enhance a product line perhaps by additional volume or value added processing. These are self liquidating transactions; the repayment occurs through the delivery of goods. CMC acts as the off taker of the additional volume and the bank is repaid upon collection of the sale by CMC. CMC generally accepts a 10% risk in the transaction by way of a guarantee agreement of the financing institution for any amounts of the financing then outstanding. Beyond the possible default of the supplier in not producing or providing the agreed commercial volume which would invoke our 10% guarantee, CMC carries no additional

Mr. John Cash
April 10, 2008

commercial risk than it does in any other transaction. Our obligation is to pay for goods received, the agreement clearly defining what constitutes delivery. These arrangements are fully disclosed in Note 11 — Commitments and Contingencies under the subheading “Guarantees” which notes that the fair value of the guarantees are negligible.
•	You disclose in the third paragraph on page seven that you are “designated as a marketing representative” and “on occasion we act as a broker for these products.” Please address EITF 99-19 with regard to how you report revenue related to these transactions. In addition, address the need to disclose these transactions and their related accounting in your financial statements.
Response: As noted, the overwhelming majority, in excess of 99.5%, of our revenues are generated from transactions in which we act as a principal by taking title and ownership of the products. These transactions are accounted for gross as both sales and cost of goods sold. On the occasions when we do act as an agent, we record only commissions earned as part of net sales. These amounts are not material to the line item of net sales; it is our position they do not warrant further explanation or disclosure. However, in the event that transactions in which we act as an agent become increasingly material, we will adjust our future filings to disclose our accounting policy for these transactions in accordance with EITF 99-19.
•	You disclose in the fourth paragraph on page seven that you focus on creative service functions for both sellers and buyers and you provide many services including: financing, storage, warehousing and hedging, among others. Please tell us more about these services and enhance your revenue recognition policies in future filings to disclose how you account for each of these apparent revenue streams. Please specifically address whether your warehousing and storage services are a result of bill-and-hold arrangements. If so, please refer to SAB Topic 13.3 and address the appropriateness of your revenue recognition for these contracts.
Response: The development of sophisticated information access (internet) has all but ended the days of the pure trader, the individual who would simply link buyers and sellers (purchasing from the mill on a delivered to the customer basis). For the same or even smaller margins, buyers and sellers demand greater services, selling FOB mill and buying delivered customer warehouse. Thus the need arises to bring the types of services noted in the paragraph to market. There is no separate revenue stream for each service provided; our offers to customers and suppliers do not include values assigned to the functions even though amounts pre-sold may be delivered on a just-in-time (JIT) basis. It is expected that these services are performed in the normal course of business and included in one transaction price. Few of our warehousing and storage services are a result of bill-and-hold arrangements. Generally this occurs when the customer has reached the end of the maximum period we agreed ahead of time to warehouse the material for JIT delivery. Though we are allowed to bill any remaining material, sales are not recorded until shipment occurs and title passes.
•	We also note your disclosure on page 34 which indicates that you rent construction related products and accessories. Please enhance future disclosures to discuss your accounting policy for this activity.
Response: Within the Americas Fabrication and Distribution segment, one fabrication operation rents construction related products and accessories. The rental equipment is returned to the

Mr. John Cash
April 10, 2008

Company at the end of the rental term and recorded as rental income within the Company’s net sales. Total rental revenues related to these types of activities were approximately 0.4%, 0.3% and 0.3% of our total sales for the fiscal years ended August 31, 2007, 2006 and 2005, respectively. As a result, we do not believe that disclosure of these types of rental activities would be particularly helpful to investors for us to add to future filings. However, in the event that these types of activities become increasingly material, we will adjust our future filings to disclose our accounting policy for revenue related to the rental of construction related products and services.
Note 1. Summary of Significant Account Policies — Environmental Costs, page 47
2.	Expand the discussion of your accrual for environmental investigation and remediation liabilities to address the SFAS 5 criteria for when you accrue for these liabilities.
Response: The Company accrues for environmental liabilities in accordance with SFAS 5. The Company acknowledges the Staff’s comment and will expand our disclosure in future filings to address when the Company accrues for environmental investigation and remediation liabilities in accordance with SFAS 5 as noted below:
The Company accrues liabilities for environmental investigation and remediation costs when it is both probable and the amount can be reasonably estimated. Environmental costs are based upon estimates regarding the sites for which the Company will be responsible, the scope and cost of work to be performed at each site, the portion of costs that will be shared with other parties and the timing of remediation. Where timing and amounts cannot be reasonably determined, a range is estimated and the lower end of the range is recognized.
Note 3. Sales of Accounts Receivable, page 51
3.	We note your accounts receivable securitization program and related disclosures and have the following comments:
•	We note that you account for the transfer of receivables to CMCRV as sales. We further note that as of August 31, 2007 and 2006, uncollected accounts receivable of $378 and $351, respectively had been sold to CMCRV and that the Company’s undivided interest in these receivables (representing the Company’s retained interest) was 100% as of August 31, 2007 and 2006. Please clarify the appropriateness of sale accounting in light of the Company’s 100% retained interest in these uncollected accounts receivable.
Response: Our accounts receivable securitization program is accounted for as a sale of receivables under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The Company and several of its subsidiaries (the Originators) sell short-term trade accounts receivable in a two-step process as described in paragraph 83 of SFAS No. 140. The Originators sell receivables to CMCRV, a wholly-owned consolidated subsidiary of the Company in exchange for cash and/or a note receivable. CMCRV then sells undivided interests in the receivables to entities established by financial institutions (the Buyers). CMCRV uses the cash proceeds from the sale of the undivided interest to pay down its notes payable to the Originators. The sale to the third party financial institution is reflected in the financial statements upon completion of the second step. This step represents the sale of undivided interests by CMCRV to the Buyers that have the right to pledge or exchange those interests. Because the Company’s undivided interest was 100% at August 31, 2007 and 2006, no sales related to these uncollected receivables have been recorded in the financial statements as the second step of the process has not culminated.

Mr. John Cash
April 10, 2008

•	We also note that you are responsible for servicing the entire pool of receivables. Please expand your disclosures to clarify how you are recognizing and measuring servicing assets and liabilities in accordance with paragraph 13 of SFAS 140. Additionally, please revise future filings to include all the disclosures required by paragraph 17 of SFAS 140 as they relate to servicing assets and liabilities.
Response: The servicing of the assets is performed in the normal course of business by the nine established Originators described above. The Originators collect on the receivables and transfer the funds to the Buyers at settlement. As defined in the agreement, the Company does not receive compensation to service the assets. Additionally, these sales are normally short-term in nature and are generally collected within 30 days. As a result, the Company does not record a servicing asset or liability in accordance with SFAS 140.
•	Provide a reconciliation of your footnote disclosures regarding your accounts receivable sold in fiscal year 2007 and 2006 to the amounts reflected in your statements of cash flows.
Response: The Company is providing the following reconciliation as requested by the Staff:
Accounts Receivable Sold

	August 31,
	2007	2006	$ Change

Note 3. Sales of Accounts Receivable
International subsidiaries in Europe and Australia	$151,729	$61,904	$89,825
International subsidiary in Poland	16,663	—	16,633
Domestic subsidiary in Mexico	9,184	—	9,184

Increase in Accounts Receivable Sold per the Cash Flow Statement	$177,576	$61,904	$115,672
Note 11. Commitment and Contingencies — Environmental and Other Matters, page 50
4.	We have the following comments regarding your environmental commitments and contingencies.
•	Please revise future filings to clarify the difference between the cleanup and remediation costs you have accrued for related to the CERCLA sites and the $6.5 million for other environmental reserves.
Response: The Company acknowledges the Staff’s comment and will provide the specific environmental accruals related to CERCLA sites and accruals related to other environmental liabilities in future filings as noted below:
At August 31, 2007, $6.5 million, including $2.1 million for CERCLA sites, was accrued for environmental liabilities of which $5.0 million was classified as other long-term liabilities.
•	You indicate that you have accrued for cleanup and remediation costs at eight of the thirteen CERCLA sites. Expand your disclosures in future filings to discuss why you have not accrued for cleanup and remediation costs related to the remaining five CRECLA sites.

Mr. John Cash
April 10, 2008

Response: The Company acknowledges the Staff’s comment and will provide specific disclosure related to why the Company did not accrue any costs relating to the remaining CRECLA sites in future filings as noted below:
At August 31, 2007, based on currently available information, which is in many cases preliminary and incomplete, management estimates that the Company’s aggregate liability for cleanup and remediation costs in connection with eight of the thirteen sites will be between $2.1 million and $2.7 million. Based on uncertainties previously described (See Note 11 of the Company’s Form 10-K), the Company is unable to reasonably estimate a range of cleanup and remediation costs for five other sites.
Item 9A. Controls and Procedures, page 65
5.	You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to the management of information. If true, please confirm supplementally that based upon the evaluation your management, including your CEO and CFO, you also concluded that as of August 31, 2007 your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please include this disclosure in future filings.
Response: The Company, including our CEO and CFO, confirm that as of August 31, 2007, our controls and disclosures were designed to ensure information required to be disclosed was accumulated and communicated to allow timely decisions. The Company acknowledges the Staff’s comment and will revise our future filings to include the reference to accumulation and communication of information to management in our disclosure of Controls and Procedures as noted below:
The term “disclosure controls and procedures” is defined in Rules 13a-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods, including controls and disclosures designed to ensure that this information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report, and they have concluded that as of that date, our disclosure controls and procedures were effective.
The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
Please contact the undersigned at (214) 689-4325 or Leon K. Rusch at (214) 689-5419 if you have any questions or would like additional information in respect to these responses.
Very truly yours,
/s/ William B. Larson

cc:	Murray R. McClean - President and Chief Executive Officer
David M. Sudbury - Senior Vice President, Secretary and General Counsel
Leon K. Rusch - Controller
Audit Committee of Board of Directors
William R. Hays, III, Haynes and Boone, LLP
Jens Mielke, Deloitte & Touche, LLP